UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 001-38438

Spotify Technology S.A.

(Translation of registrant’s name into English)

42-44, avenue de la Gare

L- 1610 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Spotify Technology S.A.

Interim condensed consolidated financial statements

For the three and six months ended June 30, 2018

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)

(in € millions, except share and per share data)

		Three months ended June 30,		Six months ended June 30,
	Note	2018	2017	2018	2017
Revenue	4	1,273	1,007	2,412	1,909
Cost of revenue		944	775	1,800	1,572
Gross profit		329	232	612	337
Research and development		143	95	258	175
Sales and marketing		173	146	311	256
General and administrative		103	70	174	124
		419	311	743	555
Operating loss		(90)	(79)	(131)	(218)
Finance income	5	41	41	56	68
Finance costs	5	(343)	(148)	(497)	(210)
Share in earnings of associate		—	(1)	—	1
Finance income/(costs) - net		(302)	(108)	(441)	(141)
Loss before tax		(392)	(187)	(572)	(359)
Income tax expense/(benefit)	6	2	1	(9)	2
Net loss attributable to owners of the parent		(394)	(188)	(563)	(361)
Net loss per share attributable to owners of the parent
Basic and diluted	7	(2.20)	(1.24)	(3.25)	(2.40)
Weighted-average ordinary shares outstanding
Basic and diluted	7	179,077,124	151,069,953	173,459,249	150,612,183

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive loss

(Unaudited)

(in € millions)

		Three months ended June 30,		Six months ended June 30,
	Note	2018	2017	2018	2017
Net loss attributable to owners of the parent		(394)	(188)	(563)	(361)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to condensed consolidated statement of operations (net of tax):
Gains on short term investments	19	1	1	—	2
Exchange differences on translation of foreign operations		4	(2)	(11)	(1)
Items not to be subsequently reclassified to condensed consolidated statement of operations (net of tax):
Gain in the fair value of long term investment	19	1	—	46	—
Other comprehensive income/(loss) for the period (net of tax)		6	(1)	35	1
Total comprehensive loss for the period attributable to owners of the parent		(388)	(189)	(528)	(360)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position

(in € millions)

	Note	June 30, 2018	December 31, 2017
		(Unaudited)
Assets
Non-current assets
Property and equipment	8	83	73
Intangible assets including goodwill	9	175	162
Investment in associate		1	1
Long term investment	19	968	910
Restricted cash and other non-current assets	10	65	54
Deferred tax assets	6	10	9
		1,302	1,209
Current assets
Trade and other receivables	14	324	360
Income tax receivable		1	—
Short term investments	19	885	1,032
Cash and cash equivalents		810	477
Other current assets		38	29
		2,058	1,898
Total assets		3,360	3,107
Equity and liabilities
Equity
Share capital		—	—
Other paid in capital		3,733	2,488
Other reserves	11	256	177
Accumulated deficit		(2,990)	(2,427)
Equity attributable to owners of parent		999	238
Non-current liabilities
Convertible notes	13	—	944
Accrued expenses and other liabilities	17	71	56
Provisions	18	8	6
Deferred tax liabilities	6	2	3
		81	1,009
Current liabilities
Trade and other payables	15	369	341
Income tax payable		4	9
Deferred revenue	16	234	216
Accrued expenses and other liabilities	17	991	881
Provisions	18	51	59
Derivative liabilities	19	631	354
		2,280	1,860
Total liabilities		2,361	2,869
Total equity and liabilities		3,360	3,107

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity/(deficit)

(Unaudited)

(in € millions)

	Note	Share capital	Other paid in capital	Other reserves	Accumulated deficit	(Deficit)/Equity attributable to owners of parent
Balance at January 1, 2017		—	830	122	(1,192)	(240)
Loss for the period		—	—	—	(361)	(361)
Other comprehensive income		—	—	1	—	1
Issuance of shares upon exercise of stock options and restricted stock units	12	—	20	—	—	20
Issuance of ordinary shares related to business combination		—	2	—	—	2
Share-based payments	12	—	—	33	—	33
Income tax impact associated with share-based payments		—	—	1	—	1
Balance at June 30, 2017		—	852	157	(1,553)	(544)
Balance at January 1, 2018		—	2,488	177	(2,427)	238
Loss for the period		—	—	—	(563)	(563)
Other comprehensive income		—	—	35	—	35
Issuance of new shares		—	4	—	—	4
Issuance of shares upon exercise of stock options and restricted stock units	12	—	96	—	—	96
Issuance of shares upon exchange of Convertible Notes	19	—	1,145	—	—	1,145
Share-based payments	12	—	—	42	—	42
Income tax impact associated with share-based payments		—	—	2	—	2
Balance at June 30, 2018		—	3,733	256	(2,990)	999

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows

(Unaudited)

(in € millions)

		Six months ended June 30,
	Note	2018	2017
Operating activities
Net loss		(563)	(361)
Adjustments to reconcile net loss to net cash flows
Depreciation of property and equipment	8	13	23
Amortization of intangible assets	9	4	3
Share-based payments expense	12	41	33
Finance income	5	(56)	(68)
Finance costs	5	497	210
Income tax (benefit)/expense		(9)	2
Share in earnings of associate		—	(1)
Other		(2)	3
Changes in working capital:
Decrease/(increase) in trade receivables and other assets		27	(27)
Increase in trade and other liabilities		148	267
Increase in deferred revenue	16	16	24
(Decrease)/increase in provisions	18	(7)	46
Interest received		12	9
Income tax (paid)/received		(7)	2
Net cash flows from operating activities		114	165
Investing activities
Purchases of property and equipment	8	(11)	(6)
Purchases of short term investments	19	(715)	(667)
Sales and maturities of short term investments	19	881	586
Transaction fees for long term investment		(9)	—
Change in restricted cash	10	(11)	(36)
Other		(13)	(44)
Net cash flows from/(used in) investing activities		122	(167)
Financing activities
Proceeds from the issuance of ordinary shares		4	—
Proceeds from exercise of share options	12	96	20
Other		(2)	(2)
Net cash flows from financing activities		98	18
Net increase in cash and cash equivalents		334	16
Cash and cash equivalents at beginning of the period		477	755
Net foreign exchange losses on cash and cash equivalents		(1)	(39)
Cash and cash equivalents at June 30		810	732
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Purchases of property and equipment in trade and other liabilities	8	17	8
Issuance of shares upon exchange of Convertible Notes	19	1,145	—

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements

(Unaudited)

1.	Corporate information

Spotify Technology S.A. (the “Company”) is a public limited company incorporated and domiciled in Luxembourg. The Company’s registered office is 42-44 avenue de la Gare, L1610, Luxembourg.

The principal activity of the Company and its subsidiaries (the “Group,” “we,” “us,” or “our”) is music streaming. The Group’s premium service (“Premium Service”) provides users with unlimited online and offline high-quality streaming access to its catalog. The Premium Service offers a commercial-free music experience. The Group’s ad-supported service (“Ad-Supported Service,” and together with the Premium Service, the “Service”) has no subscription fees and provides users with limited on-demand online access to the catalog. The Group depends on securing content licenses from a number of major and minor content owners and other rights holders in order to provide its service.

On April 3, 2018, the Group completed a direct listing of the Company’s ordinary shares on the New York Stock Exchange (“NYSE”).

2.	Basis of preparation and summary of significant accounting policies

The interim condensed consolidated financial statements of Spotify Technology S.A. for the three and six months ended June 30, 2018 and 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial information is unaudited. The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2017, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in millions of Euros.

On January 1, 2018, the Group adopted International Financial Reporting Standard (“IFRS”) 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. Under the provisions of the standard, the Group made the election to present in other comprehensive income, changes in the fair value of its long term investment in Tencent Music Entertainment Group (“TME”), a private company that provides digital music services to users including streaming, online live broadcasts, and karaoke services, without recognizing fair value changes to profit and loss upon derecognition. The Group concluded that the accounting treatment of its remaining financial assets, financial liabilities and derivative instruments under IAS 39 was in accordance with the requirements of IFRS 9 and, therefore, there was no material impact on the Group’s condensed consolidated financial statements upon adoption of the standard.

Other than as mentioned above, the accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of our consolidated financial statements for the year ended December 31, 2017. None of the new or amended standards and interpretations as of January 1, 2018 have had a material impact on our financial result or position.

3.	Critical accounting estimates and judgments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2017.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events.

4.	Segment information

The Group has two reportable segments: Premium and Ad-Supported. The Premium Service is a paid service in which customers can listen on-demand and offline. Revenue is generated through subscription fees. The Ad-Supported Service is free to the user. Revenue is generated through the sale of advertising. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed to with rights holders. The remaining royalties that are not specifically associated to either of the segments are allocated based on user activity or the revenue recognized in each segment. No operating segments have been aggregated to form the reportable segments.

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	(in € millions)
Premium
Revenue	1,150	904	2,187	1,732
Cost of revenue	841	686	1,608	1,396
Gross profit	309	218	579	336
Ad-Supported
Revenue	123	103	225	177
Cost of revenue	103	89	192	176
Gross profit	20	14	33	1
Consolidated
Revenue	1,273	1,007	2,412	1,909
Cost of revenue	944	775	1,800	1,572
Gross profit	329	232	612	337

Reconciliation of gross profit

General expenditures, finance income, finance costs, taxes, and share in earnings of associate are not allocated to individual segments as these are managed on an overall group basis. The reconciliation between reportable segment gross profit to our loss before tax is as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	(in € millions)
Segment gross profit	329	232	612	337
Research and development	(143)	(95)	(258)	(175)
Sales and marketing	(173)	(146)	(311)	(256)
General and administrative	(103)	(70)	(174)	(124)
Finance income	41	41	56	68
Finance costs	(343)	(148)	(497)	(210)
Share in earnings of associate	—	(1)	—	1
Loss before tax	(392)	(187)	(572)	(359)

Revenue by country

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	(in € millions)
United States	473	395	889	746
United Kingdom	142	109	270	208
Luxembourg	—	1	1	1
Other countries	658	502	1,252	954
	1,273	1,007	2,412	1,909

Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is viewed. There are no countries that make up greater than 10% of total revenue included in “Other countries.”

5.	Finance income and costs

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	(in € millions)
Finance income
Fair value movements on derivative liabilities (Note 19)	1	37	3	60
Interest income	5	4	10	8
Other financial income	—	—	8	—
Foreign exchange gains	35	—	35	—
Total	41	41	56	68
Finance costs
Fair value movements on derivative liabilities (Note 19)	(218)	(50)	(277)	(63)
Fair value movements on Convertible Notes (Note 19)	(123)	(21)	(201)	(61)
Interest, bank fees, and other costs	(2)	(1)	(2)	(2)
Foreign exchange losses	—	(76)	(17)	(84)
Total	(343)	(148)	(497)	(210)

6.	Income tax

The effective tax rates for the three months ended June 30, 2018 and 2017 were (0.5)% and (0.6)%, respectively. The effective tax rates for the six months ended June 30, 2018 and 2017 were 1.5% and (0.5)%, respectively. Drivers of our effective tax rate include permanent differences, withholding taxes, discrete benefit due to fair value gains, and unrecognized tax losses in certain jurisdictions. We operate in a global environment with significant operations in various jurisdictions outside Luxembourg. Accordingly, the consolidated income tax rate is a composite rate reflecting our earnings and the applicable tax rates in the various jurisdictions where we operate.

For the six months ended June 30, 2018, the income tax benefit of €9 million was due primarily to the recognition of deferred taxes as a result of the unrealized increase in the fair value of our long term investment.

Gross tax provisions were €1 million and €6 million as of June 30, 2018 and December 31, 2017, respectively. The gross tax provisions, if recognized, will result in a reduction of approximately €1 million to the provision for income taxes, therefore favorably impacting our effective tax rate. We include interest and penalties related to tax provisions within income tax expense/(benefit) on the condensed consolidated statements of operations and income tax payable in the condensed consolidated statement of financial position. Interest and penalties included in income tax expense were not material in any of the periods presented. Transactions recorded through other comprehensive income have been shown net of their tax impact, as applicable, based on currently enacted tax laws.

Net deferred tax assets of €8 million and €6 million have been recorded in the condensed consolidated statement of financial position as of June 30, 2018 and December 31, 2017, respectively. In evaluating the probability of realizing the deferred tax assets, we considered all available positive and negative evidence of future tax profit, including its past operating results and the forecast of market growth and earnings. As of June 30, 2018 and December 31, 2017, deferred tax assets of €682 million and €581 million have not been realized.

7.	Loss per share

Basic loss per share is computed using the weighted-average number of outstanding ordinary shares during the period. Diluted loss per share is computed using the weighted-average number of outstanding ordinary shares and excludes all potential ordinary shares outstanding during the period, as their inclusion would be anti-dilutive. For the three and six months ended June 30, 2018 and 2017, the Group’s potential ordinary shares consist of incremental shares issuable upon the assumed exercise of stock options and warrants and the incremental shares issuable upon the assumed vesting of unvested restricted stock units and restricted stock awards. The computation of loss per share for the respective periods is as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	(in € millions, except share and per share data)
Basic and diluted
Net loss attributable to owners of the parent	(394)	(188)	(563)	(361)
Shares used in computation:
Weighted-average ordinary shares outstanding	179,077,124	151,069,953	173,459,249	150,612,183
Basic and diluted loss per share attributable to owners of the parent	(2.20)	(1.24)	(3.25)	(2.40)

Potential dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Share options	13,507,387	13,465,080	13,507,387	13,465,080
Restricted stock units	203,263	370,360	203,263	370,360
Restricted stock awards	61,880	—	61,880	—
Warrants	6,720,000	5,120,000	6,720,000	5,120,000

8.	Property and equipment

	Property and equipment	Leasehold improvements	Total
	(in € millions)
Cost
At January 1, 2018	105	73	178
Additions	2	21	23
Disposals	(12)	(1)	(13)
Exchange differences	—	1	1
At June 30, 2018	95	94	189
Accumulated depreciation
At January 1, 2018	(84)	(21)	(105)
Depreciation charge	(9)	(4)	(13)
Disposals	12	—	12
Exchange differences	—	—	—
At June 30, 2018	(81)	(25)	(106)
Cost, net accumulated depreciation
At January 1, 2018	21	52	73
At June 30, 2018	14	69	83

9.	Intangible assets including goodwill

	Internal development costs and patents	Acquired intangible assets	Total	Goodwill	Total
	(in € millions)
Cost
At January 1, 2018	18	17	35	135	170
Additions	5	—	5	—	5
Acquisition, business combination	—	3	3	8	11
Exchange differences	—	—	—	1	1
At June 30, 2018	23	20	43	144	187
Accumulated amortization
At January 1, 2018	(6)	(2)	(8)	—	(8)
Amortization charge	(2)	(2)	(4)	—	(4)
At June 30, 2018	(8)	(4)	(12)	—	(12)
Cost, net accumulated amortization
At January 1, 2018	12	15	27	135	162
At June 30, 2018	15	16	31	144	175

Amortization charges of €2 million and €1 million are included in research and development in the condensed consolidated statement of operations during the three months ended June 30, 2018 and 2017, respectively. Amortization charges of €4 million and €3 million are included in research and development in the condensed consolidated statement of operations during the six months ended June 30, 2018 and 2017, respectively. There were no impairment charges for the six months ended June 30, 2018 and 2017.

10.	Restricted cash and other non-current assets

	June 30, 2018	December 31, 2017
	(in € millions)
Restricted cash
Lease deposits	52	41
Other	1	1
Other non-current assets	12	12
	65	54

11.	Equity and Other Reserves

As of June 30, 2018 and December 31, 2017, the Company had 179,778,023 and 167,258,400 ordinary shares issued and outstanding, respectively, with an additional 4,123,017 and 0 ordinary shares held as treasury shares, respectively.

In October 2017, the Company’s shareholders authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to the Group’s existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. On February 16, 2018, the Company issued 10 beneficiary certificates per ordinary share held of record to entities beneficially owned by the Group’s founders, Daniel Ek and Martin Lorentzon. The beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates with additional voting rights. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall be automatically canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. The Company may issue additional beneficiary certificates under the total authorized amount at the discretion of its Board of Directors, of which the Group’s founders are members. As of June 30, 2018, the Group’s founders held 372,596,740 beneficiary certificates.

Other reserves

	2018	2017
	(in € millions)
Currency translation
At January 1	(7)	(4)
Currency translation	(11)	(1)
At June 30	(18)	(5)
Short term investments
At January 1	(5)	(4)
(Losses)/gains on fair value that may be subsequently reclassified to condensed consolidated statement of operations	(4)	2
Losses reclassified to consolidated statement of operations	2	—
Deferred tax on unrealized losses	2	—
At June 30	(5)	(2)
Long term investment
At January 1	(11)	—
Gains on fair value not to be subsequently reclassified to condensed consolidated statement of operations	58	—
Deferred tax on unrealized gains	(12)	—
At June 30	35	—
Cash flow hedges
At January 1	—	—
Gains on fair value	1	—
Gains reclassified to revenue	(3)	—
Losses reclassified to cost of revenue	2	—
At June 30	—	—
Share-based payments
At January 1	200	130
Share-based payments	42	33
Income tax impact associated with share-based payments	2	1
At June 30	244	164
Other reserves at June 30	256	157

12.	Share-based payments

The expense recognized in the condensed consolidated statement of operations for share-based payments is as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	(in € millions)
Cost of revenue	—	—	1	—
Research and development	11	5	18	9
Sales and marketing	5	4	10	8
General and administrative	7	10	12	16
	23	19	41	33

Activity in the Group’s restricted stock units (“RSUs”) and restricted stock awards (“RSAs”) outstanding and related information is as follows:

	RSUs		RSAs
	Number of RSUs	Weighted average grant date fair value	Number of RSAs	Weighted average grant date fair value
		US$		US$
Outstanding at January 1, 2018	195,937	42.46	61,880	90.65
Granted	14,383	168.24	—	—
Forfeited	(6,591)	30.38	—	—
Released	(466)	43.73	—	—
Outstanding at June 30, 2018	203,263	51.75	61,880	90.65

Activity in our share options outstanding and related information is as follows:

	ESOP
	Number of options	Weighted average exercise price
		US$
Outstanding at January 1, 2018	14,646,720	48.73
Granted	2,557,250	129.65
Forfeited	(620,578)	58.07
Exercised	(3,057,405)	37.82
Expired	(18,600)	49.00
Outstanding at June 30, 2018	13,507,387	66.09
Exercisable at January 1, 2018	5,822,400	39.62
Exercisable at June 30, 2018	4,637,041	45.99

The weighted-average contractual life for the share options outstanding at June 30, 2018 is 3.3 years. The weighted average share price at exercise for options exercised during the six months ended June 30, 2018 was US$140.15. The weighted average fair value of options granted during the six months ended June 30, 2018 was US$36.16 per option.

The following table lists the inputs to the Black-Scholes option-pricing models used for share-based payments for the three and six months ended June 30, 2018 and 2017:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Expected volatility (%)	32.0 – 34.2	35.6 – 38.8	32.0 – 34.7	35.6 – 40.5
Risk-free interest rate (%)	2.6 – 2.8	1.4 – 1.7	2.4 – 2.8	1.4 – 1.9
Expected life of share options (years)	2.6 – 4.3	2.7 – 4.3	2.6 – 4.4	2.7 – 4.4
Weighted average share price (US$)	159.24 – 164.88	65.50	123.13 – 164.88	50.70 – 65.50

13.	Convertible Notes

In January 2018, the Group entered into an exchange agreement with holders of the remaining balance of its Convertible Notes, pursuant to which the Group exchanged the remaining US$628 million of Convertible Notes, plus accrued interest of US$16 million, for an aggregate of 9,431,960 ordinary shares.

On April 3, 2018, the Group completed a direct listing of the Company’s ordinary shares on the NYSE. Upon the direct listing, the option for the Convertible Noteholders to unwind the January 2018 exchange transaction expired and, as a result, the Group recorded an expense of €123 million within finance costs to mark to market the

Convertible Notes to the fair value based on the closing price of the Company’s ordinary shares on April 3, 2018. The Company then reclassified the Convertible Notes balance of €1.1 billion to share premium within Equity.

14.	Trade and other receivables

	June 30, 2018	December 31, 2017
	(in € millions)
Trade receivables	249	295
Less: provision for impairment of trade receivables	(15)	(23)
Trade receivables – net	234	272
Other	90	88
	324	360

15.	Trade and other payables

	June 30, 2018	December 31, 2017
	(in € millions)
Trade payables	257	242
Value added tax and sales taxes payable	101	91
Other current liabilities	11	8
	369	341

16.      Deferred revenue

	June 30, 2018	December 31, 2017
	(in € millions)
Deferred subscription revenue	232	215
Deferred advertising revenue	2	1
	234	216

17.	Accrued expenses and other liabilities

	June 30, 2018	December 31, 2017
	(in € millions)
Non-current
Deferred rent	70	55
Other accrued liabilities	1	1
	71	56
Current
Accrued fees to rights holders	697	639
Accrued salaries, vacation, and related taxes	37	34
Accrued social costs for options and RSUs	137	87
Other accrued expenses	120	121
	991	881
	1,062	937

18.      Provisions

	Legal contingencies	Other	Total
	(in € millions)
Carrying amount at January 1, 2018	53	12	65
Charged/(credited) to the condensed statement of operations:
Additional provisions	—	2	2
Reversal of unutilized amounts	—	—	—
Utilized	(9)	(1)	(10)
Exchange differences	2	—	2
Carrying amount at June 30, 2018	46	13	59
As at January 1, 2018:
Current portion	53	6	59
Non-current portion	—	6	6
As at June 30, 2018:
Current portion	46	5	51
Non-current portion	—	8	8

Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. The results of such legal proceedings are difficult to predict and the extent of the Group’s financial exposure is difficult to estimate. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Between December 2015 and January 2016, two putative class action lawsuits were filed against Spotify USA Inc. in the U.S. District Court for the Central District of California, alleging that the Group unlawfully reproduced and distributed musical compositions without obtaining licenses. These cases were subsequently consolidated in May 2016 and transferred to the U.S. District Court for the Southern District of New York in October 2016, as Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y.). In May 2017, the parties reached a signed class action settlement agreement that the court has preliminarily approved, pursuant to which the Group will be responsible for (i) a US$43 million cash payment to a fund for the class, (ii) all settlement administration and notice costs, expected to be between US$1 million to US$2 million, (iii) a direct payment of class counsel’s attorneys’ fees of up to US$5 million dollars, (iv) future royalties for any tracks identified by claimants, as well as other class members who provide proof of ownership following the settlement, and (v) reserving future royalties for unmatched tracks. On May 22, 2018, the court granted final approval of the settlement. The court’s order granting approval of the settlement has been appealed by objectors to the U.S. Court of Appeals for the Second Circuit. Those appeals are currently pending.

Even if the approval of the settlement is upheld on appeal, the Group may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms.

19.	Financial instruments

Foreign exchange forward contracts

Cash flow hedges

The Group designated certain foreign exchange forward contracts as cash flow hedges when all the requirements of IFRS 9 Financial Instruments were met. The foreign exchange contracts help to protect the Group against the variability of forecasted foreign currency cash flows resulting from revenue, cost of revenue, and net asset or liability positions designated in currencies other than the Euro. The maximum original duration of any contract allowable under the hedging policy is thirteen months. The Group’s outstanding foreign exchange forward contracts designated as cash flow hedges have maturities of less than one year. The Group’s primary currency pairs used for cash flow hedges are Euro / U.S. dollar, Euro / Australian dollar, Euro / British pound, and Euro / Swedish krona. The notional principal of the foreign exchange contracts was approximately €885 million as of June 30, 2018. The following table summarizes the notional principal of the foreign currency exchange contracts by hedged line item in the condensed statement of operations as of June 30, 2018:

	Notional amount in foreign currency
	Australian dollar (AUD)	British pound (GBP)	Swedish krona (SEK)	U.S. dollar (USD)
	(in millions)
Hedged line item in condensed consolidated statement of operations
Revenue	169	248	1,104	24
Cost of revenue	133	180	758	13
Total	302	428	1,862	37

The Group recognizes the foreign exchange contracts from hedging activities as either assets or liabilities on the balance sheet and measures them at fair value. The Group reflects the gain or loss on the effective portion of a cash flow hedge as a component of other reserves and subsequently reclassifies cumulative gains and losses to revenue or cost of revenue, depending on the risk hedged, when the hedged transactions are recorded. If the hedged transactions become probable of not occurring, the corresponding amounts in other reserves would be immediately reclassified to finance costs. The Group evaluates hedge effectiveness at the inception of the hedge prospectively and records any ineffective portion of the hedge in finance costs in the condensed consolidated statement of operations. Interest charges or “forward points” on the foreign exchange contracts are excluded from the assessment of hedge effectiveness and are recorded in finance costs in the condensed consolidated statement of operations.

The asset and liability positions of the foreign exchange forward contracts are included in other current assets and derivative liabilities on the condensed consolidated statement of financial position, respectively.

Non designated hedges

Foreign exchange forward contracts that do not meet the requirements in IFRS 9 Financial Instruments to be designated as a cash flow hedges are measured at fair value. In the first quarter, the Group effectively closed its positions in foreign exchange forward contracts not designated as hedges and recognized a gain of €8 million in finance income associated with the changes in fair value of these instruments. For the three months ended June 30, 2018, there were no gains or losses recognized associated with the changes in fair value of these instruments.

Fair values

On January 1, 2018, the Group adopted IFRS 9, Financial Instruments. The Group concluded that the measurement and classification of its financial assets, financial liabilities, and derivative instruments under IAS 39 was in accordance with the requirements of IFRS 9 and, therefore, there was no impact on the Group’s condensed consolidated financial statements upon adoption of the standard.

The carrying amounts of certain financial instruments, including cash and cash equivalents, trade and other receivables, restricted cash, trade and other payables, and accrued expenses and other liabilities approximate fair value due to their relatively short maturities. All other financial assets and liabilities are accounted for at fair value.

The following tables summarize, by major security type, our financial assets and liabilities that are measured at fair value on a recurring basis, and the category using the fair value hierarchy:

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	June 30, 2018
	(in € millions)
Financial assets at fair value
Short term investments:
Government securities	192	67	—	259
Agency securities	—	4	—	4
Corporate notes	—	341	—	341
Collateralized reverse purchase agreements	—	281	—	281
Derivatives (designated for hedging):
Foreign exchange forwards	—	9	—	9
Long term investment	—	—	968	968
Total financial assets at fair value by level	192	702	968	1,862
Financial liabilities at fair value
Derivatives (not designated for hedging):
Warrants	—	—	623	623
Derivatives (designated for hedging):
Foreign exchange forwards	—	8	—	8
Total financial liabilities at fair value by level	—	8	623	631

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	December 31, 2017
	(in € millions)
Financial assets at fair value
Short term investments:
Government securities	206	38	—	244
Agency securities	—	7	—	7
Corporate notes	—	330	—	330
Collateralized reverse purchase agreements	—	451	—	451
Derivatives (not designated for hedging):
Foreign exchange forwards	—	2	—	2
Derivatives (designated for hedging):
Foreign exchange forwards	—	6	—	6
Long term investment	—	—	910	910
Total financial assets at fair value by level	206	834	910	1,950
Financial liabilities at fair value
Convertible Notes	—	—	944	944
Derivatives (not designated for hedging):
Contingent options	—	—	3	3
Warrants	—	—	346	346
Derivatives (designated for hedging):
Foreign exchange forwards	—	5	—	5
Total financial liabilities at fair value by level	—	5	1,293	1,298

All assets and liabilities for which fair value is measured or disclosed in the condensed consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

-

Level 2: other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability

-	Level 3: techniques that use inputs that have a significant effect on the recognized fair value that require the Group to use its own assumptions about market participant assumptions

Our policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of each reporting period. During the six months ended June 30, 2018 and the year ended December 31, 2017 there were no transfers between levels in the fair value hierarchy.

Recurring Fair Value Measurements

The following sections describe the valuation methodologies we use to measure our Level 3 financial instruments at fair value on a recurring basis.

Long term investment

Long term investment consists of a non-controlling equity interest of approximately 9% in TME. The investment is carried at fair value through other comprehensive income. The fair value of unquoted ordinary shares has been estimated using unquoted TME market transactions with close proximity of March 31, 2018. During the three months ended June 30, 2018, there were no changes in the Group’s previously utilized assumptions or change in the fair value of the investment. Accordingly, there were no amounts recognized in other comprehensive income for the three months ended June 30, 2018. The fair value of the long term investment will vary over time and is subject to a variety of risks including: company performance, macro-economic, regulatory, industry, and systemic risks of the equity markets overall.

The table below presents the changes in the long term investment:

2018
(in € millions)
At January 1	910
Changes in fair value recorded in other comprehensive loss	58
At June 30	968

The impact on the fair value of the investment in TME on our equity using reasonably possible alternative assumptions with an increase or decrease in the share price used to value our equity interest of 10% results in a range of €871 million to €1,065 million at June 30, 2018 and €819 million to €1,001 million at December 31, 2017.

Fair value of ordinary shares

On April 3, 2018, the Group completed a direct listing of the Company’s ordinary shares on the NYSE. The fair value of the Company’s ordinary shares subsequent to our direct listing is based on the NYSE closing ordinary share price of the Group.

The valuation of certain items in the interim condensed consolidated financial statements prior to the direct listing was consistent with our use of the Probability Weighted Expected Return Method (“PWERM”) to value the Company’s ordinary shares.

The fair value of the ordinary shares prior to the direct listing was determined using recent secondary market transactions in the Company’s ordinary shares and the PWERM, which is one of the recommended valuation methods to measure fair value in privately held companies with complex equity structures in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Under this method, discrete future outcomes, including as a public company, non-public company scenarios, and a merger or sale, are weighted based on estimates of the probability of each scenario. In the Group’s application of this method, five different future scenarios are identified (high and low case public company, high and low case transaction, and private company). For each scenario, an equity value is calculated based on revenue multiples, derived from listed peer companies, which are applied on different (scenario-dependent) forecasted revenue. For the private company scenario, a discounted cash flow method also is considered in determining the equity value. Ordinary share values are weighted by the probability of each scenario in the valuation model. In addition, an appropriate discount adjustment is incorporated to recognize the lack of marketability due to being a closely held entity. Finally, the impact on the share value of recent financing and secondary trading are considered.

The PWERM valuations, up until the Group’s direct listing, weighted the different scenarios as follows:

March 31, 2018
Market Approach – High Case Public Company	55 – 70%
Market Approach – Low Case Public Company	28 – 35%
Market Approach – High Case Transaction	0 – 3%
Market Approach – Low Case Transaction	0 – 2%
Private Case – Income and Market Approaches	2 – 5%

The key assumptions used to estimate the fair value of the Company’s ordinary shares and contingent options using the PWERM, up until the Group’s direct listing, were as follows:

March 31, 2018
Revenue multiple used to estimate enterprise value	3.0
Discount rate (%)	13.0
Volatility (%)	32.5 – 35.0

Contingent options

The Group’s derivatives included contingent options that provided investors associated with the equity financings with downside protection.

The contingent options were measured on a recurring basis in the condensed consolidated statement of financial position and are Level 3 financial instruments recognized at fair value through the condensed consolidated statement of operations. The contingent options were valued using the models that include the value of the Company’s ordinary shares, including the assumptions for probability scenarios and PWERM as determined above. The key assumptions used to estimate the fair value of the options using the PWERM were consistent with those noted above.

Under each scenario, the Group computed the difference between a) the value of the new shares, valued with the embedded contingent options and b) the ordinary shares, valued without the embedded contingent options (“Ordinary Shares”) to derive an indication of the value of the contingent options for each scenario. The differential between new shares and the Ordinary Shares was discounted, where appropriate, to present value to arrive at an indication of the value of the contingent options for each scenario at the valuation date. Finally, the indicated values under each scenario were weighted based on the weightings noted above to determine the indicated value of the contingent options. Upon the direct listing, the Group reduced the fair value to nil to reflect the expiration of its contingent put options.

The table below presents the changes in the contingent options liability:

	2018	2017
	(in € millions)
At January 1	3	100
(Gains)/loss recognized in condensed consolidated statement of operations	(3)	(60)
At June 30	—	40

The contingent options were included in derivative liabilities on the condensed consolidated statement of financial position. The change in estimated fair value was recognized within finance income or costs in the condensed consolidated statement of operations.

Warrants

The warrants are measured on a recurring basis in the condensed consolidated statement of financial position and are Level 3 financial instruments recognized at fair value through the condensed consolidated statement of operations. The warrants are valued using a Black-Scholes option-pricing model, which includes inputs determined from models that include the value of the Company’s ordinary shares, as determined above and additional assumptions used to estimate the fair value of the warrants in the option pricing model as follows:

June 30, 2018
Expected term (years)	0.6 – 0.8
Risk free rate (%)	1.98 – 2.21
Volatility (%)	32.5 – 35.0
Share price (US$)	133.53 – 168.24

The table below presents the changes in the warrants liability:

	2018	2017
	(in € millions)
At January 1	346	34
Non cash changes recognized in condensed consolidated statement of operations
Changes in fair value	264	67
Effect of changes in foreign exchange rates	13	(4)
At June 30	623	97

The warrant liability is included in derivative liabilities on the condensed consolidated statement of financial position. The change in estimated fair value is recognized within finance costs in the condensed consolidated statement of operations.

The impact on the fair value of the warrants with an increase or decrease in the Company’s ordinary share price of 10% results in a range of €516 million to €705 million at June 30, 2018 and €275 million to €403 million at December 31, 2017.

Convertible Notes

The Convertible Notes were measured on a recurring basis in the condensed consolidated statement of financial position and were Level 3 financial instruments recognized at fair value through the condensed consolidated statement of operations. At December 31, 2017, the Convertible Notes were valued at the assumed exchange to ordinary shares based on the fair value of the Company’s ordinary share price. The key assumptions to the fair value of ordinary shares has been discussed above.

On April 3, 2018, the Group completed a direct listing of the Company’s ordinary shares on the NYSE, and the option for the Convertible Noteholders to unwind the January 2018 exchange transaction expired. As a result, the Group recorded an expense of €123 million within finance costs to mark to market the Convertible Notes to the fair value based on the closing price of the Company’s ordinary shares on April 3, 2018. The Company then reclassified the Convertible Notes balance of €1.1 billion to share premium within Equity. Refer to Note 13.

The table below presents the changes in the Convertible Notes:

	2018	2017
	(in € millions)
At January 1	944	1,106
Non cash changes recognized in condensed consolidated statement of operations
Changes in fair value	221	153
Effect of changes in foreign exchange rates	(20)	(92)
Issuance of shares upon exchange of Convertible Notes	(1,145)	—
At June 30	—	1,167

20.	Contingencies

Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. These may include but are not limited to matters arising out of alleged infringement of intellectual property; alleged violations of consumer regulations; employment-related matters; and disputes arising out of supplier and other contractual relationships. As a general matter, the music and other content made available on the Group’s service are licensed to the Group by various third parties. Many of these licenses allow rights holders to audit the Group’s royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Group’s operations or its financial position, liquidity, or results of operations.

Since July 2017, six lawsuits alleging unlawful reproduction and distribution of musical compositions have been filed against the Group in (i) the U.S. District Court for the Middle District of Tennessee (Bluewater Music Services Corporation v. Spotify USA Inc., No. 3:17-cv-01051; Gaudio et al. v. Spotify USA Inc., No. 3:17-cv-01052; Robertson et al. v. Spotify USA Inc., No. 3:17-cv-01616; and A4V Digital, Inc. et al. v. Spotify USA Inc., 3:17-cv-01256), (ii) in the U.S. District Court for the Southern District of Florida (Watson Music Group, LLC v. Spotify USA Inc., No. 0:17-cv-62374), and (iii) the U.S. District Court for the Central District of California (Wixen Music Publishing Inc. v. Spotify USA, Inc., 2:17-cv-09288) (alleging that Spotify has infringed the copyrights in over 10,000 musical compositions). The complaints seek an award of damages, including the maximum statutory damages allowed under U.S. copyright law of US$150,000 per work infringed. The Group intends to vigorously defend the claims.

21.Related party transactions

On April 1, 2016, the Group issued and sold the Convertible Notes to, among others, Rivers Cross Trust, an entity wholly owned by Barry McCarthy, the Group’s Chief Financial Officer. The original principal amount purchased by Rivers Cross Trust was approximately US$0.2 million. In January 2018, the Convertible Notes, plus accrued interest, were exchanged for ordinary shares. See Note 13.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward Looking Statements

This discussion and analysis reflects our historical results of operations and financial position and contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions; they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to:

• our ability to attract prospective users and to retain existing users;

• our dependence upon third-party licenses for sound recordings and musical compositions;

• our ability to comply with the many complex license agreements to which we are a party;

• our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis;

• our lack of control over the providers of our content and their effect on our access to music and other content;

• our ability to accurately estimate the amounts payable under our license agreements;

• the limitations on our operating flexibility due to the minimum guarantees required under certain of our license agreements;

• our ability to obtain accurate and comprehensive information about music compositions in order to obtain necessary licenses or perform obligations under our existing license agreements;

• potential breaches of our security systems;

• risk associated with unauthorized access of our software and services and manipulation of stream counts and customer accounts;

• assertions by third parties of infringement or other violations by us of their intellectual property rights;

• risks related to our status as a foreign private issuer;

• dilution resulting from additional share issuances;

• the concentration of voting power among our founders who have and will continue to have substantial control over our business;

• tax-related risks;

• unanticipated changes relating to competitive factors in our industry;

• ability to hire and retain key personnel;

• changes in legislation or governmental regulations affecting us;

• international, national or local economic, social or political conditions;

• conditions in the credit markets; and

• risks associated with accounting estimates, currency fluctuations and foreign exchange controls.

We operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We qualify all of our forward-looking statements by these cautionary statements. For additional information, refer to the risk factors discussed under “Item 1A. Risk Factors” below and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different and worse from what we expect.

Overview

Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by these creators.

We are the largest global music streaming subscription service. With a presence in 65 countries and territories and growing, our platform includes 180 million monthly active users (“MAUs”) and 83 million Premium Subscribers (as defined below) as of June 30, 2018.

Our users are highly engaged. We currently monetize our Service through both subscriptions and advertising. Our Premium Subscribers have grown 40% year-over-year as of June 30, 2018 to 83 million. Our 180 million MAUs have grown 30% year-over-year as of June 30, 2018.

Our results reflect the effects of our bi-annual trial programs, in addition to seasonal trends in user behavior and, with respect to our Ad-Supported Service, advertising behavior. Historically, Premium Subscriber growth accelerates when we run bi-annual trial programs in the summer and winter, which typically begin in the last month of the second and fourth quarters. This leads to decreases in gross margin in the first and third quarter of each year, as we absorb the promotional expenses of discounted trial offers.

For our Ad-Supported Service, we experience higher advertising revenues in the fourth quarter of each calendar year due to greater advertising demand during the holiday season. However, in the first quarter of each calendar year, we typically experience a seasonal decline in advertising revenue due to reduced advertiser demand. The rapid growth in our business to date has somewhat masked these trends. In the future, we expect these trends to become more pronounced.

On April 3, 2018, we completed a direct listing of the Company’s ordinary shares on the NYSE. Upon the direct listing, the option for the Convertible Noteholders to unwind the January 2018 exchange transaction expired, and, as a result, we recorded an expense of €123 million within finance costs to mark to market the Convertible Notes to the fair value based on the closing price of the Company’s ordinary shares on April 3, 2018. We then reclassified the Convertible Notes balance of €1.1 billion to share premium within Equity.

Key Performance Indicators

MAUs

We track MAUs as an indicator of the size of the audience engaged with our Service. We define MAUs as the total count of users of our Ad-Supported Service (“Ad-Supported Users”) and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated. Reported MAUs may overstate the number of unique individuals who actively use our Service within a thirty-day period as one individual may register for, and use, multiple accounts. Additionally, fraud and unauthorized access to our Service may contribute, from time to time, to an overstatement of MAUs, if undetected. Fraudulent accounts typically are created by bots to inflate content licensing payments to individual rights holders. We strive to detect and minimize these fraudulent accounts. During the second quarter of 2018, we revised our policy relating to our user metrics. In our Registration Statement on Form-1 filed with the SEC in March 2018 and our Form 6-K reporting our first quarter results furnished in May 2018, we excluded a number of users that may have employed methods to limit or otherwise avoid being served advertisements. Our MAUs figures in the tables below are now inclusive of users that may have employed methods to limit or otherwise avoid being served advertisements. For comparability, we have adjusted both our MAUs and Ad-Supported MAUs figures as of June 30, 2017 to align with this revised methodology. For additional information, refer to the risk factors discussed under Part II – Other Information, “Item 1A. Risk Factors” below and in our other filings with the SEC.

The table below sets forth our monthly active users as of June 30, 2018 and 2017.

	As of June 30,
	2018	2017	Change
	(in millions, except percentages)
MAUs	180	138	42	30%

MAUs were 180 million as of June 30, 2018 and 138 million as of June 30, 2017, which represented an increase of 30%. The increase in MAUs benefited from our continued investment in driving the rapid growth of our Service, both through geographic expansion and consumer marketing. The increase also benefited from continued investment in content and features on our platform, including featured playlists, artist marketing campaigns, and original content to drive increased user engagement and customer satisfaction. MAUs were impacted positively by an increase in Premium Subscribers, as noted below.

Premium Subscribers

We define Premium Subscribers as users that have completed registration with Spotify and have activated a payment method for Premium Service. Our Premium Subscribers include all registered accounts in our Family Plan. Our Family Plan consists of one primary subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan Subscription. Premium Subscribers includes subscribers in a grace period of up to 30 days after failing to pay their subscription fee.

The table below sets forth our Premium Subscribers as of June 30, 2018 and 2017.

	As of June 30,
	2018	2017	Change
	(in millions, except percentages)
Premium Subscribers	83	59	24	40%

Premium Subscribers were 83 million as of June 30, 2018 and 59 million as of June 30, 2017, which represented an increase of 40%. The Family Plan was a meaningful contributor of total gross added Premium Subscribers, while our bi-annual global summer and holiday campaigns also accounted for a significant portion of gross added Premium Subscribers.

Ad-Supported MAUs

We define Ad-Supported MAUs as the total count of Ad-Supported monthly active users that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated. As stated above, our Ad-Supported MAU figures are now inclusive of users of our Ad-Supported tier that may have employed methods to limit or otherwise avoid being served advertisements. For comparability, we have adjusted our prior period figures to align with this revised methodology.

The table below sets forth our Ad-Supported MAUs as of June 30, 2018 and 2017.

	As of June 30,
	2018	2017	Change
	(in millions, except percentages)
Ad-Supported MAUs	101	83	19	23%

Ad-Supported MAUs were 101 million as of June 30, 2018 and 83 million as of June 30, 2017, which represented an increase of 23%. Growth in Ad-Supported MAUs benefited from our continued investment in driving the growth of our Ad-Supported Service, both through geographic expansion and consumer marketing.

Premium ARPU

Premium average revenue per user (“ARPU”) is a monthly measure defined as Premium revenue recognized in the quarter indicated divided by the average daily Premium Subscribers in such quarter, which is then divided by three months. Fiscal year-to-date figures are calculated by averaging Premium ARPU for the quarters in such period.

The table below sets forth our average Premium ARPU for the three and six months ended June 30, 2018 and 2017.

	Three months ended June 30,				Six months ended June 30,
	2018	2017	Change		2018	2017	Change
Premium ARPU	€4.89	€5.53	€(0.64)	(12)%	€4.81	€5.50	€(0.69)	(13)%

For the three months ended June 30, 2018 and 2017, Premium ARPU was €4.89 and €5.53, respectively, which represented a decrease of 12%. The decrease was due principally to growth of the Family Plan and movements in foreign exchange rates, reducing Premium ARPU by €0.21 and €0.30, respectively.

For the six months ended June 30, 2018 and 2017, Premium ARPU was €4.81 and €5.50, respectively, which represented a decrease of 13%. The decrease was due principally to growth of the Family Plan and movements in foreign exchange rates, reducing Premium ARPU by €0.22 and €0.34, respectively.

How We Generate Revenue

We operate and manage our business in two reportable segments—Premium and Ad-Supported. We identify our reportable segments based on the organizational units used by management to monitor performance and make operating decisions. See Note 4 to our condensed consolidated financial statements for additional information regarding our reportable segments.

Premium

We generate revenue for our Premium segment through the sale of the Premium Service. The Premium Service is sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from the end user.

Ad-Supported

We generate revenue for our Ad-Supported segment from the sale of display, audio, and video advertising delivered through advertising impressions. We generally enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of the agencies’ clients.

Components of our Operating Results

Cost of Revenue. Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. We incur royalty costs, which we pay to certain music record labels, publishers, and other rights holders, for the right to stream music to our users. Royalties are typically calculated monthly based on the combination of a number of different elements. Generally, Premium Service royalties are based on the greater of a percentage of revenue and a per user amount, while royalties for the Ad-Supported Service are based on the greater of a percentage of revenue and an amount for each time a sound recording and musical composition is streamed. We have negotiated lower per user amounts for our lower priced subscription plans such as Family Plan and Student Plan users. In our agreements with certain record labels, the percentage of revenue used in the calculation of royalties is generally dependent upon certain targets being met. The targets can include such measures as the number of Premium Subscribers, the ratio of Ad-Supported Users to Premium Subscribers, and/or the rates of Premium Subscriber churn. We are currently effectively meeting the targets and consequently we are generally paying the lowest percentage of revenue possible per the agreements. In addition, royalty rates vary by country. Some of our royalty agreements require that royalty costs be paid in advance or are subject to minimum guaranteed amounts. For the majority of royalty agreements incremental costs incurred due to un-recouped advances and minimum guarantees have not been significant to date. We also have certain so-called most favored nation royalty agreements, which require us to record additional costs if certain material contract terms are not as favorable as the terms we have agreed to with similar licensors.

In 2017, we entered into licensing agreements with Universal Music Group, Sony Music Entertainment, Warner Music Group, and with Music and Entertainment Rights Licensing Independent Network, among others. Our cost of revenue and gross margins have benefited from the terms of the new licensing agreements.

Cost of revenue also includes credit card and payment processing fees for subscription revenue, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs, as well as amounts incurred to produce content for our Service.

Additionally, cost of revenue includes discounted trial costs related to our bi-annual trial programs. While we believe our trial programs help drive incremental revenue and gross margins as users convert to full-time Premium Subscribers, these trial programs, which typically begin in the last month of the second and fourth quarters of each year, lead to decreases in gross margins in the first and third quarter of each year as we absorb the promotional expenses of the discounted trial offers.

Research and development. Research and development expenses primarily comprise costs incurred for development of products related to our platform and Service, as well as new advertising products and improvements to our mobile application and desktop application, and streaming services. The costs incurred include related facility costs, consulting costs, and employee compensation and benefits costs. We expect engineers to represent a significant portion of our employees over the foreseeable future.

Sales and Marketing. Sales and marketing expenses primarily comprise employee compensation and benefits, events and trade shows, public relations, branding, consulting expenses, customer acquisition costs, advertising, the cost of working with music record labels, publishers, songwriters, and artists to promote the availability of new releases on our platform, and the costs of providing free trials of Premium Services. Expenses included in the cost of providing free trials are derived primarily from per user royalty fees determined in accordance with the rights holder agreements.

General and Administrative. General and administrative expenses primarily comprise employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs. As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, NYSE listing fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees, and similar expenses. We also expected to recognize certain non-recurring costs as part of our transition to a publicly traded company, consisting of professional fees and other expenses. As part of our direct listing, these fees were expensed and not deducted from net proceeds to the issuer as they would be in an initial public offering. For the three months ended June 30, 2018, we incurred approximately €30 million in fees and expenses related to our direct listing.

Results of Operations

Revenue

	Three months ended June 30,				Six months ended June 30,
	2018	2017	Change		2018	2017	Change
	(in € millions, except percentages)
Premium	1,150	904	246	27%	2,187	1,732	455	26%
Ad-supported	123	103	20	20%	225	177	48	27%
Total	1,273	1,007	266	26%	2,412	1,909	503	26%

Premium revenue

For the three months ended June 30, 2018 and 2017, Premium revenue comprised 90% of our total revenue. For the three months ended June 30, 2018 as compared to the three months ended June 30, 2017, Premium revenue increased €246 million or 27%. The increase was attributable primarily to a 40% increase in the number of Premium Subscribers partially offset by a decrease in ARPU of 12%, as noted above.

For the six months ended June 30, 2018 and 2017, Premium revenue comprised 91% of our total revenue. For the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, Premium revenue increased €455 million or 26%. The increase was attributable primarily to a 40% increase in the number of Premium Subscribers partially offset by a decrease in ARPU of 13%, as noted above.

Ad-Supported revenue

For the three months ended June 30, 2018 and 2017, Ad-Supported revenue comprised 10% of our total revenue. For the three months ended June 30, 2018 as compared to the three months ended June 30, 2017, Ad-Supported revenue increased €20 million or 20%. This increase was due primarily to growth in our programmatic channel (i.e., impressions sold using an automated online platform), which grew revenue 44% period over period, accounting for 21% of our Ad-Supported revenue. Ad-Supported revenue growth also was driven by a 19% increase in the average rate per impression, as our premium video offerings outpaced overall growth, growing 28% and reaching 30% of Ad-Supported revenue.

For the six months ended June 30, 2018 and 2017, Ad-Supported revenue comprised 9% of our total revenue. For the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, Ad-Supported revenue increased €48 million or 27%. This increase was due primarily to growth in our programmatic channel (i.e., impressions sold using an automated online platform), which grew revenue 63% period over period, accounting for 21% of our Ad-Supported revenue. Ad-Supported revenue growth also was driven by a 20% increase in the average rate per impression, as our premium video offerings outpaced overall growth, growing 43% and reaching 31% of Ad-Supported revenue.

Foreign exchange impact on total revenue

The general strengthening of the Euro relative to certain foreign currencies, primarily the U.S. dollar, for the three and six months ended June 30, 2018 as compared to the same period in 2017 had an unfavorable impact on our revenue. We estimate that total revenue for the three and six months ended June 30, 2018 would have been approximately €76 million and €176 million higher, respectively, if foreign exchange rates had remained consistent with foreign exchange rates for the three and six months ended June 30, 2017.

Cost of revenue

	Three months ended June 30,				Six months ended June 30,
	2018	2017	Change		2018	2017	Change
	(in € millions, except percentages)
Premium	841	686	155	23%	1,608	1,396	212	15%
Ad-supported	103	89	14	16%	192	176	16	9%
Total	944	775	169	22%	1,800	1,572	228	15%

Premium cost of revenue

For the three months ended June 30, 2018 as compared to the three months ended June 30, 2017, Premium cost of revenue increased €155 million, or 23% and Premium cost of revenue as a percentage of Premium revenue decreased from 76% to 73%. The decrease in Premium cost of revenue as a percentage of Premium revenue was driven largely by a reduction in content costs pursuant to new licensing agreements. The increase in Premium cost of revenue was driven primarily by the increase in new Premium Subscribers, which led to higher royalty costs, payment fees, and streaming delivery costs of €141 million, €7 million, and €3 million, respectively. The amount of discounted trial costs included in Premium cost of revenue for both the three months ended June 30, 2018 and 2017 was €10 million. The second quarter of 2017 included charges related to disputes with certain rights holders of €4 million.

For the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, Premium cost of revenue increased €212 million, or 15%, and Premium cost of revenue as a percentage of Premium revenue decreased from 81% to 74%. This decrease in Premium cost of revenue as a percentage of Premium revenue was driven largely by a reduction in content costs pursuant to new licensing agreements. The increase in Premium cost of revenue was driven primarily by the increase in new Premium Subscribers, which led to higher royalty costs, streaming delivery costs, and payment fees of €219 million, €10 million, and €8 million, respectively. These increases were offset by changes in prior period estimates for rights holders liabilities of €15 million recognized in the first half of 2018, and a decrease in discounted trial costs of €4 million. The amount of discounted trial costs included in Premium cost of revenue for the six months ended June 30, 2018 and 2017 was €39 million and €43 million, respectively. The six months ended June 30, 2017 included charges related to disputes with certain rights holders of €36 million.

Ad-Supported cost of revenue

For the three months ended June 30, 2018 as compared to the three months ended June 30, 2017, Ad-Supported cost of revenue increased €14 million, or 16%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue decreased from 86% to 84%. This decreased percentage was driven largely by a reduction in content costs pursuant to new licensing agreements. The increase in Ad-Supported cost of revenue was driven primarily by the increase in new Ad-Supported MAUs, which led to higher royalty costs of €11 million.

For the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, Ad-Supported cost of revenue increased €16 million, or 9%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue decreased from 99% to 85%. This decreased percentage was driven largely by a reduction in content costs pursuant to new licensing agreements. The increase in Ad-Supported cost of revenue was driven primarily by the increase in new Ad-Supported MAUs, which led to higher royalty and streaming delivery costs of €16 million and €4 million, respectively. These increases were offset by charges related to disputes with certain rights holders of €9 million recognized in the six months ended June 30, 2017 that did not impact the six months ended June 30, 2018.

Foreign exchange impact on total cost of revenue

The general strengthening of the Euro relative to certain foreign currencies, primarily the U.S. dollar, for the three and six months ended June 30, 2018 as compared to the same period in 2017 had a favorable impact on our cost of revenue. We estimate that total cost of revenue for three and six months ended June 30, 2018 would have been approximately €57 million and €135 million higher, respectively, if foreign exchange rates had remained consistent with foreign exchange rates for the three and six months ended June 30, 2017.

Gross profit and gross margin

	Three months ended June 30,				Six months ended June 30,
	2018	2017	Change		2018	2017	Change
	(in € millions, except percentages)
Gross profit
Premium	309	218	91	42%	579	336	243	72%
Ad-supported	20	14	6	43%	33	1	32	NM
Consolidated	329	232	97	42%	612	337	275	82%
Gross margin
Premium	27%	24%			26%	19%
Ad-supported	16%	14%			15%	1%
Consolidated	26%	23%			25%	18%

Premium gross profit and gross margin

For the three months ended June 30, 2018 as compared to the three months ended June 30, 2017, Premium gross profit increased by €91 million, and Premium gross margin increased from 24% to 27%. The increase was due to growth in revenue that outpaced the growth in content costs, due primarily to a decrease in content costs pursuant to new licensing agreements.

For the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, Premium gross profit increased by €243 million, and Premium gross margin increased from 19% to 26%. The increase was due to growth in revenue that outpaced the growth in content costs, due primarily to a decrease in content costs pursuant to new licensing agreements and charges for disputes recognized in the first quarter of 2017.

Ad-Supported gross profit and gross margin

For the three months ended June 30, 2018 as compared to the three months ended June 30, 2017, Ad-Supported gross profit increased by €6 million, and Ad-Supported gross margin increased from 14% to 16%. The increase was due to growth in revenue that outpaced the growth in content costs, due primarily to a decrease in content costs pursuant to new licensing agreements.

For the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, Ad-Supported gross profit increased by €32 million, and Ad-Supported gross margin increased from 1% to 15%. The increase was due to growth in revenue that outpaced the growth in content costs, due primarily to a decrease in content costs pursuant to new licensing agreements.

Operating expenses

Research and development

	Three months ended June 30,				Six months ended June 30,
	2018	2017	Change		2018	2017	Change
	(in € millions, except percentages)
Research and development	143	95	48	51%	258	175	83	47%
As a percentage of revenue	11%	9%			11%	9%

For the three months ended June 30, 2018 as compared to the three months ended June 30, 2017, research and development costs increased €48 million, or 51%, as we continually enhance our platform to retain and grow our user base. The increase was due primarily to an increase in personnel-related costs of €35 million and facilities costs of €6 million, each resulting from increased headcount and leased office space to support our growth. The increase in personnel-related costs was due primarily to increased social costs of €20 million, salaries of €8 million, and share-based payments of €5 million.

For the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, research and development costs increased €83 million, or 47%, as we continually enhance our platform to retain and grow our user base. The increase was due primarily to an increase in personnel-related costs of €58 million and facilities costs of €11 million, each resulting from increased headcount and leased office space to support our growth. There also was an increase in information technology costs of €6 million due to an increase in our usage of cloud computing services and additional software license fees. The increase in personnel-related costs was due primarily to increased social costs of €26 million, salaries of €21 million, and share-based payments of €9 million.

Sales and marketing

	Three months ended June 30,				Six months ended June 30,
	2018	2017	Change		2018	2017	Change
	(in € millions, except percentages)
Sales and marketing	173	146	27	18%	311	256	55	21%
As a percentage of revenue	14%	14%			13%	13%

For the three months ended June 30, 2018 as compared to the three months ended June 30, 2017, sales and marketing expense increased by €27 million, or 18%. The increase was due primarily to an increase in personnel-related costs of €11 million and facilities costs of €4 million, each resulting from increased headcount and leased office space to support our growth. There also were incremental advertising costs of €10 million for campaigns in existing markets, as well as new markets related to our continued international expansion. The increase in personnel-related costs was due primarily to increased social costs of €6 million, and salaries of €3 million.

For the six months ended June 30, 2018 as compared to 2017, sales and marketing expense increased by €55 million, or 21%. The increase was due primarily to incremental advertising costs of €23 million for marketing campaigns in existing markets, as well as new markets related to our continued international expansion. There also was an increase in personnel-related costs of €19 million and facilities costs of €7 million, each resulting from increased headcount and leased office space to support our growth. In addition, there was an increase in information technology costs of €5 million due to an increase in our usage of cloud computing services and additional software license fees. The increase in personnel-related costs was due primarily to increased social costs of €9 million and salaries of €6 million.

General and administrative

	Three months ended June 30,				Six months ended June 30,
	2018	2017	Change		2018	2017	Change
	(in € millions, except percentages)
General and administrative	103	70	33	47%	174	124	50	40%
As a percentage of revenue	8%	7%			7%	6%

For the three months ended June 30, 2018 as compared to the three months ended June 30, 2017, general and administrative expense increased €33 million, or 47%. The increase was due primarily to incremental expenses relating to our direct listing of €30 million. There also was an increase in personnel-related costs of €8 million and facilities costs of €5 million, each resulting from increased headcount and leased office space to support our growth. The increase in personnel-related costs was due primarily to increased social costs of €9 million and salaries of €2 million. These expenses were partially offset by a decrease in external consulting and legal fees of €9 million.

For the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, general and administrative expense increased €50 million or 40%. The increase was due primarily to incremental expenses relating to our direct listing of €35 million. There also was an increase in personnel-related costs of €15 million and facilities costs of €9 million, each resulting from increased headcount and leased office space. The increase in personnel-related costs was due primarily to increased social costs of €14 million and salaries of €6 million. These expenses were partially offset by a decrease in external consulting and legal fees of €9 million.

Finance income

Finance income consists of fair value adjustment gains on financial instruments, interest income earned on our cash and cash equivalents and short-term investments, and foreign currency gains.

	Three months ended June 30,				Six months ended June 30,
	2018	2017	Change		2018	2017	Change
	(in € millions, except percentages)
Finance income	41	41	—	0%	56	68	(12)	(18)%
As a percentage of revenue	3%	4%			2%	4%

For each of the three months ended June 30, 2018 and 2017, finance income was €41 million. An increase in foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency of €35 million was offset by a decrease in fair value gains on our contingent options of €36 million compared to the prior period.

For the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, finance income decreased €12 million. The decrease in finance income was due primarily to a decrease in fair value gains on our contingent options of €57 million. This was partially offset by an increase in foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency of €35 million and an increase in fair value gains on non-designated hedges of €8 million.

Finance costs

Finance costs consist of fair value adjustment losses on financial instruments, and foreign currency losses.

	Three months ended June 30,				Six months ended June 30,
	2018	2017	Change		2018	2017	Change
	(in € millions, except percentages)
Finance costs	(343)	(148)	(195)	132%	(497)	(210)	(287)	137%
As a percentage of revenue	(27)%	(15)%			(21)%	(11)%

For the three months ended June 30, 2018 as compared to the three months ended June 30, 2017, finance costs increased €195 million due primarily to an increase in the fair value of outstanding warrants and Convertible Notes. The expense recorded for outstanding warrants and Convertible Notes increased by €168 million and €102 million, respectively, due primarily to the increase in the value of the Company’s ordinary shares and the issuance of additional warrants in July 2017. These expenses were partially offset by a decrease in foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency of €76 million.

For the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, finance costs increased €287 million due primarily to an increase in the fair value of outstanding warrants and Convertible Notes. The expense recorded for outstanding warrants and Convertible Notes increased by €214 million and €140 million, respectively, due to the increase in the value of the Company’s ordinary shares and the issuance of additional warrants in July 2017. These expenses were partially offset by a decrease in foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency of €67 million.

Income tax expense/(benefit)

For the three months ended June 30, 2018, income tax expense of €2 million was due primarily to a discrete charge for deferred taxes caused by the reduction of certain statutory tax rates. For the six months ended June 30, 2018, income tax benefit of €9 million was due primarily to the recognition of deferred taxes as a result of the unrealized increase in the fair value of our long term investment.

Net loss attributable to owners of the parent

	Three months ended June 30,				Six months ended June 30,
	2018	2017	Change		2018	2017	Change
	(in € millions, except percentages)
Net loss attributable to owners of the parent	(394)	(188)	(206)	110%	(563)	(361)	(202)	56%

For the three months ended June 30, 2018, as compared to the three months ended June 30, 2017, net loss attributable to owners of the parent increased by €206 million, or 110%, to the factors stated above. For the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, net loss attributable to owners of the parent increased €202 million, or 56%, due to the factors stated above.

EBITDA

	Three months ended June 30,				Six months ended June 30,
	2018	2017	Change		2018	2017	Change
	(in € millions, except percentages)
EBITDA	(84)	(67)	(17)	25%	(114)	(192)	78	41%
As a percentage of revenue	(7)%	(7)%			(5)%	(10)%

For the three months ended June 30, 2018 as compared to the three months ended June 30, 2017, EBITDA loss increased by €17 million or 25%. The increase was due primarily to an increase in our operating losses of €11 million.

For the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, EBITDA loss decreased €78 million or 41%. The decrease was due primarily to a decrease in our operating losses of €87 million, partially offset by an increase in income tax benefit of €11 million. For a discussion of the limitations associated with using EBITDA rather than IFRS measures and a reconciliation of EBITDA to net loss, see “Non-IFRS Financial Measures.”

Non-IFRS Financial Measures

We define EBITDA as net loss attributable to owners of the parent before finance income/(costs)—net, income tax (benefit)/expense, and depreciation and amortization. We believe EBITDA is useful to our management and investors as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls, and other factors that affect operating performance, and it removes the effect of items not directly resulting from our core operations. We believe that EBITDA also is useful to investors because this metric is frequently used by securities analysts, investors, and other interested parties in their evaluation of the operating performance of companies in the technology industry and other industries similar to ours. Our management also uses EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections. EBITDA has limitations as an analytical tool. EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, EBITDA is not intended to be a measure of discretionary cash to invest in the growth of our business, as it does not reflect tax payments, debt service requirements, capital expenditures, and certain other cash costs that may recur in the future. Management compensates for these limitations by relying on our results reported under IFRS as issued by International Accounting Standards Board (“IASB”) in addition to using EBITDA supplementally.

We define “Free Cash Flow” as net cash flows (used in)/from operating activities less capital expenditures and change in restricted cash. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows (used in)/from operating activities.

EBITDA and Free Cash Flow are non-IFRS measures and are not a substitute for IFRS measures in assessing our overall financial performance. Because EBITDA and Free Cash Flow are not measurements determined in accordance with IFRS, and are susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. You should not consider EBITDA and Free Cash Flow in isolation, or as a substitute for an analysis of our results as reported on our condensed consolidated financial statements appearing elsewhere in this document.

Set forth below is a reconciliation of EBITDA to net loss attributable to owners of the parent.

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	(in € millions)
Net loss attributable to owners of the parent	(394)	(188)	(563)	(361)
Finance (income)/costs – net	302	108	441	141
Income tax expense/(benefit)	2	1	(9)	2
Depreciation and amortization	6	12	17	26
EBITDA	(84)	(67)	(114)	(192)

Set forth below is a reconciliation of Free Cash Flow to net cash flows from operating activities for the periods presented.

	Six months ended June 30,
	2018	2017
	(in € millions)
Net cash flows from operating activities	114	165
Capital expenditures	(11)	(6)
Change in restricted cash	(11)	(36)
Free Cash Flow	92	123

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operating activities. Cash and cash equivalents and short term investment securities consist mostly of cash on deposit with banks, investments in money market funds, investments in government securities, corporate debt securities, and collateralized reverse purchase agreements. Cash and cash equivalents and short-term investments increased by €186 million from €1,509 million as of December 31, 2017 to €1,695 million as of June 30, 2018.

We believe our existing cash and cash equivalent balances and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. However, our future capital requirements may be materially different from those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing and extent of spending on content and research and development, the expansion of our sales and marketing activities, the timing of new product introductions, market acceptance of our products, our continued international expansion, competitive factors, and overall economic conditions, globally. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing or convertible debt would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms or at all. For additional information, refer to the risk factors discussed under Part II – Other Information, “Item 1A. Risk Factors” below and in our other filings with the SEC.

Over the next 12 to 18 months, we have planned capital expenditures of more than €300 million associated with the build-out of office space in New York, London, Los Angeles, Stockholm, and Boston among others.

Cash Flow

	Six months ended June 30,
	2018	2017
	(in € millions)
Net cash flows from operating activities	114	165
Net cash flows from/(used in) investing activities	122	(167)
Net cash flows from financing activities	98	18
Free Cash Flow(1)	92	123

For a discussion of the limitations associated with using Free Cash Flow rather than IFRS measures, and a reconciliation of Free Cash Flow to net cash flows from operating activities, see “Non-IFRS Financial Measures” above.

Operating activities

Net cash flows from operating activities decreased by €51 million to €114 million for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, due primarily to €35 million of charges related to our direct listing and other changes in working capital.

Investing activities

Net cash flows from investing activities increased by €289 million for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, due primarily to a change from a cash outflow to a cash inflow for purchases and sales of short term investments of €247 million. In addition, cash used in other investing activities decreased €31 million, due primarily to a decrease in cash used in business combinations of €29 million.

Financing activities

Net cash flows from financing activities increased by €80 million for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, due primarily to an increase in proceeds from the exercise of share options of €76 million and an increase in proceeds from the issuance of shares of €4 million.

Free Cash Flow

Free Cash Flow decreased by €31 million to €92 million for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, due primarily to the decrease in net cash flows from operating activities of €51 million offset by a decrease in the change in restricted cash of €25 million.

Restrictions on Subsidiaries to Transfer Funds

The payment of dividends and the making, or repayment, of loans and advances to the Company by the Company’s direct subsidiaries and such payments by its indirect subsidiaries to their respective parent entities are subject to various restrictions. Existing and future indebtedness of these subsidiaries may prohibit the payment of dividends or the making, or repayment, of loans or advances to the Company. In addition, the ability of any of the Company’s direct or indirect subsidiaries to make certain distributions may be limited by the laws of the relevant jurisdiction in which the subsidiaries are organized or located, including financial assistance rules, corporate benefit laws, liquidity requirements, requirements that dividends must be paid out of reserves available for distribution, and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. Spotify AB, which, directly or indirectly through its subsidiaries, conducts much of the Group’s business, may only make dividends to the Company if there would continue to be full coverage of its restricted equity following such dividend, and only if doing so would be considered prudent under Swedish law given the needs of Spotify AB and its subsidiaries. Loans and other advances from Spotify AB to the Company may be subject to essentially the same restrictions as dividends. Since the Company is expected to rely primarily on dividends from its direct and indirect subsidiaries to fund its financial and other obligations, restrictions on its ability to receive such funds may adversely impact the Company’s ability to fund its financial and other obligations.

Indebtedness

As of June 30, 2018, we have no outstanding indebtedness. We may from time to time seek to incur indebtedness. Such indebtedness, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material. For additional information regarding our interest rate risk, see “Item 3. Quantitative and Qualitative Disclosures About Market Risk” below.

Off-Balance Sheet Arrangements

As of June 30, 2018, we do not have transactions with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2018:

	Payments due by period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in € millions)
Minimum guarantees[1]	854	795	59	—	—
Operating lease obligations[2]	850	51	147	145	507
Purchase obligations[3]	348	82	266	—	—
Total	2,052	928	472	145	507

(1)

We are subject to minimum royalty payments associated with our license agreements for the use of licensed content. See risk factors discussed under Part II – Other Information, Item 1A. “Risk Factors” below and in our other filings with the SEC.

(2)	Operating lease obligations relate to our office space. The lease terms are between one and seventeen years, and the majority of the lease agreements are renewable at the end of the lease period.
(3)	We are subject to a service agreement with Google for the use of Google Cloud Platform with minimum spend commitments.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to a variety of market risks. Our primary market risk exposures relate to currency, interest rate, share price and investment risks. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital.

Currency Risk

Currency risk manifests itself in transaction exposure, which relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). In 2017, we began entering into multiple foreign exchange forward contracts. Our general policy is to hedge transaction exposure on a case-by-case basis. Translation exposure relates to net investments in foreign operations. We do not conduct translation risk hedging.

Transaction Exposure Sensitivity

In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Royalty payments are primarily settled in Euros and U.S. dollars. Hence, the operational need to net purchase foreign currency is due primarily to a deficit from such settlements.

The table below show the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we have transaction exposure, at June 30, 2018. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

2018	SEK	AUD	EUR	GBP	USD
	(in € millions)
(Increase)/decrease in loss before tax	(1)	11	(9)	(7)	87

Translation Exposure Sensitivity

The positive impact on our equity would be approximately €23 million and €27 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at June 30, 2018 and December 31, 2017, respectively.

Interest Rate Risk

Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flow.  Our exposure to interest rate risk is related to our interest-bearing assets, primarily our short term debt securities. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis points increase in interest rates would have impacted interest income by €2 million and €4 million for the three and six months ended June 30, 2018, respectively.

Share Price Risk Management

Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company’s ordinary share price. Our exposure to this risk relates primarily to the outstanding warrants.

The impact on the fair value of the warrants with an increase or decrease in the Company’s ordinary share price of 10% results in a range of €516 million to €705 million at June 30, 2018 and €275 million to €403 million at December 31, 2017.

Investment Risk

We are exposed to investment risk as it relates to changes in the market value of our long term investment in TME. The impact on the fair value of the investment in TME on our equity using reasonably possible alternative assumptions with an increase or decrease in the share price used to value our equity interest of 10% results in a range of €871 million to €1,065 million at June 30, 2018 and €819 million to €1,001 million at December 31, 2017.

Critical Accounting Policies, Estimates

We prepare our condensed consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.

We believe that the assumptions and estimates associated with revenues, share-based payments, ordinary share valuations, content, Convertible Notes, warrants, and income taxes have the greatest potential impact on our condensed consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

There have been no material changes to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in the Prospectus, dated April 3, 2018, filed with the SEC in accordance with Rule 424(b) of the Securities Act of 1933, as amended, on April 3, 2018 (the “Prospectus”).

Recent Accounting Pronouncements

See Note 2 to our interim condensed consolidated financial statements included in this document for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this document.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

The Company is from time to time subject to various claims, lawsuits and other legal proceedings. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. The Company recognizes provisions for claims or pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth, and cash flows.

Between December 2015 and January 2016, two putative class action lawsuits were filed against us in the U.S. District Court for the Central District of California, alleging that we unlawfully reproduced and distributed musical compositions without obtaining licenses. These cases were subsequently consolidated in May 2016 and transferred to the U.S. District Court for the Southern District of New York in October 2016, as Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y.). In May 2017, the parties reached a signed class action settlement agreement which the court has preliminarily approved, pursuant to which we will be responsible for (i) a US$43 million cash payment to a fund for the class, (ii) all settlement administration and notice costs, expected to be between US$1 million to US$2 million, (iii) a direct payment of class counsel’s attorneys’ fees of up to US$5 million dollars, (iv) future royalties for any tracks identified by claimants, as well as other class members who provide proof of ownership following the settlement, and (v) reserving future royalties for unmatched tracks. On May 22, 2018, the court granted final approval of the settlement. The court’s order granting approval of the settlement has been appealed by objectors to the U.S. Court of Appeals for the Second Circuit; those appeals are currently pending.

Even if the approval of the settlement is upheld on appeal, we may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms. For example, since July 2017, six lawsuits alleging unlawful reproduction and distribution of musical compositions have been filed against us in (i) the U.S. District Court for the Middle District of Tennessee (Bluewater Music Services Corporation v. Spotify USA Inc., No. 3:17-cv-01051; Gaudio et al. v. Spotify USA Inc., No. 3:17-cv-01052; Robertson et al. v. Spotify USA Inc., No. 3:17-cv-01616; and A4V Digital, Inc. et al. v. Spotify USA Inc., 3:17-cv-01256), (ii) in the U.S. District Court for the Southern District of Florida (Watson Music Group, LLC v. Spotify USA Inc., No. 0:17-cv-62374), and (iii) the U.S. District Court for the Central District of California (Wixen Music Publishing Inc. v. Spotify USA, Inc., 2:17-cv-09288) (alleging that Spotify has infringed the copyrights in over 10,000 musical compositions). The complaints seek an award of damages, including the maximum statutory damages allowed under U.S. copyright law of US$150,000 per work infringed. We intend to vigorously defend the claims.

Item 1A. Risk Factors

There have been no material changes from the risk factors described in the Prospectus.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 5. Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: July 26, 2018	By:	/s/ Barry McCarthy
	Name:	Barry McCarthy
	Title:	Chief Financial Officer